                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)


                     THE MEXICO EQUITY & INCOME FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    592834105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 42nd Floor
                            New York, New York 10005

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 24, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP NO. 592834105                                                                          PAGE 2 OF 8 PAGES
--------------------------------------------------                             ------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mira, L.P.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) [x]
                                                                                                                (b) [  ]

3          SEC USE ONLY


4          SOURCE OF FUNDS*

              BK, WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       o


6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

                             7          SOLE VOTING POWER
                                        0


         NUMBER OF           8          SHARED VOTING POWER
          SHARES                        2,264,280
       BENEFICIALLY
         OWNED BY            9          SOLE DISPOSITIVE POWER
           EACH                         0
         REPORTING
          PERSON             10         SHARED DISPOSITIVE POWER
           WITH                         2,264,280


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,264,280

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        o

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.6%

14         TYPE OF REPORTING PERSON*

             PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO. 592834105                                                                                  PAGE 3 OF 8 PAGES
--------------------------------------------------                                   ------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zurich Capital Markets Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [x]
                                                                                                                    (b) [  ]

3          SEC USE ONLY


4          SOURCE OF FUNDS*

              Not applicable - indirect beneficial ownership

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           o


6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
                             7          SOLE VOTING POWER
                                        0


         NUMBER OF           8          SHARED VOTING POWER
          SHARES                        2,264,280
       BENEFICIALLY
         OWNED BY            9          SOLE DISPOSITIVE POWER
           EACH                         0
         REPORTING
          PERSON             10         SHARED DISPOSITIVE POWER
           WITH                         2,264,280


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,264,280

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            o


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.6%

14         TYPE OF REPORTING PERSON*

             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                       PAGE 4 OF 8 PAGES

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock (the "Common Stock") of The Mexico Equity & Income Fund, Inc. (the "Company"). The principal executive offices of the Company are located at World Financial Center, 200 Liberty Street, New York, New York 10281.

Item 2.  Identity and Background.

         The names of the persons filing this Statement are Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI"). Mira and ZCMI are sometimes collectively referred to herein as the "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The business address of each of the Reporting Persons is One Chase Manhattan Plaza, 42nd Floor, New York, New York 10005.

         The principal business of Mira is to purchase and hold investment securities. The principal business of ZCMI is to develop and provide structured financial solutions to affiliates of ZCMI as well as third party clients.

         During the last five years, none of the Reporting Persons nor any of the directors and executive officers set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Reporting Persons nor any of the directors and executive officers set forth on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mira is a limited partnership organized under the laws of the State of Delaware. ZCMI is a corporation organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

         Mira paid a total of approximately $15.8 million to purchase the 2,264,280 shares of Common Stock. Mira borrowed approximately $.7 million of this amount from the Bank of New York, and the funds borrowed from the Bank of New York accrue interest at the federal funds rate plus 25 basis points and are payable on demand. The balance of the funds used to purchase the shares of Common Stock were derived from Mira's working capital.

Item 4.  Purpose of Transaction.

         Except as described in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, including but not limited to the open-ending, liquidation, conduct of a tender offer or other steps designed to reduce the difference between the market value of the Company's common stock and the Company's net asset value, and/or changes in the board of directors or management of the Company.

         By proxy statement dated November 5, 1999, Phillip Goldstein, a shareholder of the Company, solicited proxies (1) for Mr. Goldstein's election to the Company's board of directors, and (2) for certain proposals Mr. Goldstein intends to make at the Company's annual meeting to be held in December, 1999. Mr. Goldstein's proposals are intended to urge the Company to take steps to eliminate the discount between the Company's net asset value and the market value of the Company's Common Stock. In addition, Mr. Goldstein indicated in his proxy statement that if he is elected to the Company's board of directors, he will urge the board of directors to consider converting the Company from a closed-end fund to an open-end fund, conduct a self tender-offer at net asset value, and liquidate the Company. Subject to any restrictions on voting imposed pursuant to Rule 13d-1(e) under the Securities Exchange Act, the Reporting Persons may direct that the shares of Common Stock subject to this Statement be voted in favor of one or more of Mr. Goldstein's proposals and/or his election to the Company's board of directors.

         Although neither Reporting Person has any present plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, either Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

SCHEDULE 13D (CONTINUED)                                       PAGE 5 OF 8 PAGES

         The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this Statement were made for the purpose of each such person's personal investment.

Item 5.  Interest in Securities of the Issuer.

         (a) This Statement on Schedule 13D is being filed to correct certain information regarding beneficial ownership of the Common Stock included in the
Schedule 13G and subsequent amendments thereto previously filed by Mira with respect to the Company, and to report the ownership of ZCMI in the Company. Mira beneficially owns an aggregate of 2,264,280 shares of Common Stock, constituting 20.6% of the shares of Common Stock outstanding. ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 2,264,280 shares of Common Stock, constituting 20.6% of the shares of Common Stock outstanding.

         (b) The power to vote and dispose of the 2,264,280 shares of Common Stock held directly by Mira is shared by Mira and ZCMI, as the general partner of Mira.

         (c) There have been no transactions of shares of Common Stock effected within the past 60 days by Mira or ZCMI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall not be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A is the Joint Filing Agreement between Mira, L.P. and Zurich Capital Markets Inc., dated December 1, 1999.

         Exhibit B is the Security Agreement executed by Zurich Capital Markets Inc. in favor of The Bank of New York (incorporated by reference from Exhibit B to the Schedule 13D of Mira and ZCMI dated December 7, 1999 with respect to The First Australia Fund, Inc.).

         Exhibit C is the Securities Clearing Agreement dated as of February 24, 1999 by and between Zurich Capital Markets Inc. and The Bank of New York (incorporated by reference from Exhibit C to the Schedule 13D of Mira and ZCMI dated December 7, 1999 with respect to The First Australia Fund, Inc.).

SCHEDULE 13D (CONTINUED)                                       PAGE 6 OF 8 PAGES



                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   December 7, 1999


                                        MIRA, L.P.

                                        By: Zurich Capital Markets Inc.
                                        Its: General Partner

                                                 By: /s/ Randall K.C. Kau
                                                    ------------------------
                                                 Name:    Randall K.C. Kau
                                                 Title:   President



                                        ZURICH CAPITAL MARKETS INC.


                                        By: /s/ Randall K.C. Kau
                                            -------------------------------
                                                 Name:    Randall K.C. Kau
                                                 Title:   President

SCHEDULE 13D (CONTINUED)                                       PAGE 7 OF 8 PAGES



                                  EXHIBIT INDEX

Exhibit A                  Joint Filing Agreement between Mira, L.P. and Zurich
                           Capital Markets Inc., dated December 1, 1999.

Exhibit B                  Security Agreement executed by Zurich Capital
                           Markets Inc. in favor of The Bank of New York
                           (incorporated by reference from Exhibit B to the Schedule 13D of Mira and ZCMI dated December 7, 1999 with respect to The First Australia Fund, Inc.).

Exhibit C                  Securities Clearing Agreement dated as of February
                           24, 1999 by and between Zurich Capital Markets Inc.
                           and The Bank of New York (incorporated by reference from Exhibit C to the Schedule 13D of Mira and ZCMI dated December 7, 1999 with respect to The First
                           Australia Fund, Inc.).

SCHEDULE 13D (CONTINUED)                                       PAGE 8 OF 8 PAGES



                                   SCHEDULE A


Name and Office Held                                      Business Address               Citizenship
--------------------                                      ----------------               -----------

Randall K.C. Kau                                 One Chase Manhattan Plaza               United States
Director and President of ZCMI                   42nd Floor
                                                 New York, New York 10005

Stephen J. Lerner                                One Chase Manhattan Plaza               United States
Director and Senior Vice President of ZCMI       42nd Floor
                                                 New York, New York 10005

Scott A. Smith                                   One Chase Manhattan Plaza               United States
Director and Managing Director of ZCMI           42nd Floor
                                                 New York, New York 10005

Nick Corcoran                                    One Chase Manhattan Plaza               Ireland
Chief Financial Officer of ZCMI                  42nd Floor
                                                 New York, New York 10005


                                    EXHIBIT A


   JOINT FILING AGREEMENT BETWEEN MIRA, L.P. AND ZURICH CAPITAL MARKETS INC.

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

         NOW, THEREFORE, the parties hereto agree as follows:

         Mira, L.P. and Zurich Capital Markets Inc. do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a Schedule 13D and all amendments thereto relating to their ownership of Common Stock of The Mexico Equity & Income Fund, Inc., and do hereby further agree that said Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

Dated:   December 1, 1999


                  ZURICH CAPITAL MARKETS INC.

                  By:       /s/ Terence S. Leighton
                           -----------------------------------
                           Name: Terence S. Leighton
                           Title:


                  MIRA, L.P.

                  By:       /s/ Terence S. Leighton
                           -----------------------------------
                           Name: Terence S. Leighton
                           Title:    Vice President